Sangoma Technologies Corporation Announces Voting Results from its Annual General and Special Meeting of Shareholders

MARKHAM, ONTARIO, November 19, 2024 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, announced today the results of voting at its annual general and special meeting of shareholders held on November 19, 2024 (the “Meeting”).

Each of the seven nominees listed in the Company’s management information circular dated October 16, 2024 provided in connection with the Meeting were elected as directors of the Company. Sangoma received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Allan Brett	13,702,587	99.94%	8,440	0.06%
Al Guarino	13,701,945	99.93%	9,082	0.07%
Marc Lederman	13,546,245	98.80%	164,782	1.20%
Giovanna Moretti	13,701,104	99.93%	9,923	0.07%
Charles Salameh	13,702,246	99.94%	8,781	0.06%
April Walker	13,704,104	99.95%	6,923	0.05%
Norman A. Worthington, III	13,702,688	99.94%	8,339	0.06%

In addition, Sangoma reports that:

1.an ordinary resolution approving the appointment of KPMG LLP as Sangoma’s auditors for the 2025 fiscal year was passed by 99.73% of the votes represented at the Meeting; and

2.an ordinary resolution approving the Company's Employee Share Purchase Plan was passed by 93.55% of the votes represented at the Meeting.

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Sangoma’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

For further information, please contact:
Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com